                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13G/A
                                (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b) (c) and (d) AND AMENDMENTS THERETO FILED
                             PURSUANT TO 13d-2(b)
                              (AMENDMENT NO. 2)*

                                  LYCOS, INC.
                               (Name of Issuer)

                     VOTING COMMON STOCK, $0.01 PAR VALUE
                        (Title of Class of Securities)

                                  550818 10 8
                                (CUSIP Number)



____________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP NO. 550818 10 8               13G                    Page 2 of 14 pages


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).

      CMG@Ventures I, LLC (formerly CMG@Ventures, L.P.)
      04-3276792

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
      Not applicable                                            (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            3,296,946 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          0 shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             3,296,946 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      3,296,946 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      7.5%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      OO

------------------------------------------------------------------------------

  CUSIP NO. 550818 10 8               13G                    Page 3 of 14 pages


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      CMG@Ventures, Inc.
      04-3276791
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
      Not applicable                                            (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          3,296,946 shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          3,296,946 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      3,296,946 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      7.5%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      CO

------------------------------------------------------------------------------

  CUSIP NO. 550818 10 8               13G                    Page 4 of 14 pages



------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).

      CMG@Ventures Capital Corporation
      04-3276790
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
      Not applicable
------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            3,585,207 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          0 shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             3,585,207 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      3,585,207 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      8.2%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      CO

------------------------------------------------------------------------------

  CUSIP NO. 550818 10 8               13G                    Page 5 of 14 pages


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).

      CMGI, Inc.
      04-2921333
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
      Not applicable                                            (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            6,271,845 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          3,296,946 shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             6,271,845 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          3,296,946 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      9,568,791 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      21.9%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      CO

------------------------------------------------------------------------------

  CUSIP NO. 550818 10 8               13G                    Page 6 of 14 pages


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).

      David S. Wetherell

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
      Not applicable                                            (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States of America

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            250,570 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          9,568,791 shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             250,570 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          9,568,791 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      9,819,361 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      22.4%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

  CUSIP NO. 550818 10 8               13G                    Page 7 of 14 pages

Item 1(a).  Name of Issuer:

  Lycos, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

  400-2 Totten Pond Road Waltham, MA 02451-2000

Item 2(a).  Name of Person Filing:

  CMG@Ventures I, LLC
  CMG@Ventures, Inc.
  CMG@Ventures Capital Corporation
  CMGI, Inc.
  David S. Wetherell

  See Exhibit A hereto for a list of directors of CMGI, Inc. and Profit Members of CMG@Ventures I, LLC.

Item 2(b).  Address of Principal Business Offices or, if None, Residence:


  CMG@Ventures I, LLC
  c/o CMGI, Inc.
  100 Brickstone Square, First Floor, Andover, MA  01810

  CMG@Ventures, Inc.
  c/o CMGI, Inc.
  100 Brickstone Square, First Floor, Andover, MA  01810

  CMG@Ventures Capital Corporation
  c/o CMGI, Inc.
  100 Brickstone Square, First Floor, Andover, MA  01810

  CMGI, Inc.
  100 Brickstone Square, First Floor, Andover, MA  01810

  David S. Wetherell
  c/o CMGI, Inc.
  100 Brickstone Square, First Floor, Andover, MA  01810


Item 2(c).  Citizenship:

  CMG@Ventures I, LLC, CMG@Ventures, Inc., CMG@Ventures Capital Corporation and CMGI, Inc. are organized under the laws of the State of Delaware.

  David S. Wetherell is a citizen of the United States of America.

  CUSIP NO. 550818 10 8               13G                    Page 8 of 14 pages


Item 2(d).  Title of Class of Securities:

  Common Stock, $0.01 par value

Item 2(e).  CUSIP Number:

  550818 10 8

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a: Not applicable.

(a)  [_]   Broker or dealer registered under Section 15 of the Exchange Act.

(b)  [_]   Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)  [_]   Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)  [_]   Investment Company registered under Section 8 of the Investment
           Company Act.

(e)  [_]   An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)  [_]   An employee benefit plan or endowment fund in accordance with Rule
           13d-1(b)(1)(ii)(F);

(g)  [_]   A parent holding company or control person in accordance with Rule
           13d-1(b)(1)(ii)(G);

(h)  [_]   A savings association as defined in Section 3(b) of the Federal
           Deposit Insurance Act;

(i)  [_]   A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)  [_]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

  If this statement is filed pursuant to Rule 13d-1(c), check this box. [_]

  CUSIP NO. 550818 10 8               13G                    Page 9 of 14 pages


Item 4.    Ownership.

  Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

  (a)  Amount beneficially owned:

  CMG@Ventures I, LLC owns 3,296,946 shares.

  CMG@Ventures, Inc. may be attributed with the 3,296,946 shares held by CMG@Ventures I, LLC, of which it is the Managing Member. CMG@Ventures, Inc. disclaims beneficial ownership of these shares except to the extent of its proportionate pecuniary interest therein.

  CMG@Ventures Capital Corporation holds 2,511,578 shares directly and may be attributed with 1,073,629 shares held by CMG@Ventures Securities Corp. (CMG@Ventures Capital Corporation is the sole stockholder of CMG@Ventures Securities Corp.)

  CMGI, Inc. holds 2,686,638 shares directly and may be attributed with the ownership of 3,296,946 shares held by CMG@Ventures I, LLC (CMGI, Inc. is the sole stockholder of CMG@Ventures, Inc.), 1,073,629 shares held by CMG@Ventures Securities Corp. and 2,511,578 shares held by CMG@Ventures Capital Corporation (CMGI, Inc. is the sole stockholder of CMG@Ventures Capital Corporation, which is the sole stockholder of CMG@Ventures Securities Corp.). CMGI, Inc. disclaims beneficial ownership of the shares held by it indirectly except to the extent of its proportionate pecuniary interest therein.

  David S. Wetherell holds 250,570 shares directly and may be attributed with the ownership of 3,296,946 shares held by CMG@Ventures I, LLC, 1,073,629 shares held by CMG@Ventures Securities Corp., 2,511,578 shares held by CMG@Ventures Capital Corporation, 2,686,638 shares held by CMGI, Inc. and 13,950 shares held in a trust for the benefit of Mr. Wetherell's children. Mr. Wetherell is a Profit Member of CMG@Ventures I, LLC and a director, executive officer and greater than 10% stockholder of CMGI, Inc. Mr. Wetherell disclaims beneficial ownership of all shares not held directly by him except to the extent of his proportionate pecuniary interest therein.

  (b)  Percent of class:

  CMG@Ventures I, LLC 7.5%
  CMG@Ventures, Inc. 7.5%
  CMG@Ventures Capital Corporation 8.2%
  CMGI, Inc. 21.9%
  David S. Wetherell 22.4%

The foregoing percentages are calculated based on 43,776,062 shares of Common Stock outstanding as of December 31, 1998.

  (c) Number of shares as to which such person has:

     (i) Sole power to vote or direct the vote:

        CMG@Ventures I, LLC has sole voting power over 3,296,946 shares.

        CMG@Ventures Capital Corporation has sole voting power over 3,585,207 shares, consisting of 2,511,578 shares as record owner and 1,073,629 shares held by its wholly-owned subsidiary, CMG@Ventures Securities Corp.

  CUSIP NO. 550818 10 8               13G                   Page 10 of 14 pages

        CMGI, Inc. has sole voting power over 6,271,845 shares, consisting of 2,686,638 shares as record owner, 2,511,578 shares held by its wholly owned subsidiary, CMG@Ventures Capital Corporation, and 1,073,629 shares held by CMG@Ventures Securities Corp., a wholly-owned subsidiary of CMG@Ventures Capital Corporation.

        David S. Wetherell has sole voting power over 250,570 shares.

   (ii) Shared power to vote or direct the vote:

        CMG@Ventures, Inc. shares voting power over the 3,296,946 shares held by CMG@Ventures I, LLC

        CMGI, Inc. shares voting power over the 3,296,946 shares held by CMG@Ventures I, LLC

        David S. Wetherell shares voting power over 3,296,946 shares held by CMG@Ventures I, LLC, 1,073,629 shares held by CMG@Ventures Securities Corp., 2,511,578 shares held by CMG@Ventures Capital Corporation and 2,686,638 shares held by CMGI, Inc.

  (iii) Sole power to dispose or to direct the disposition of:

        CMG@Ventures I, LLC has sole dispositive power over 3,296,946 shares.

        CMG@Ventures Capital Corporation has sole dispositive power over 3,585,207 shares, consisting of 2,511,578 shares as record owner and 1,073,629 shares held by its wholly-owned subsidiary, CMG@Ventures Securities Corp.

        CMGI, Inc. has sole dispositive power over 6,271,845 shares, consisting of 2,686,638 shares as record owner, 2,511,578 shares held by its wholly owned subsidiary, CMG@Ventures Capital Corporation, and 1,073,629 shares held by CMG@Ventures Securities Corp., a wholly-owned subsidiary of CMG@Ventures Capital Corporation.

        David S. Wetherell has sole dispositive power over 250,570 shares.


  (iv)  Shared power to dispose or to direct the disposition of:

        CMG@Ventures, Inc. shares dispositive power over 3,296,946 shares held by CMG@Ventures I, LLC

        CMGI, Inc. shares dispositive power over 3,296,946 shares held by CMG@Ventures I, LLC

        David S. Wetherell shares dispositive power over 3,296,946 shares held by CMG@Ventures I, LLC, 1,073,629 shares held by CMG@Ventures Securities Corp., 2,511,578 shares held by CMG@Ventures Capital Corporation and 2,686,638 shares held by CMGI, Inc.

  CUSIP NO. 550818 10 8               13G                   Page 11 of 14 pages

Item 5.   Ownership of Five Percent or Less of a Class.

  Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

  Not applicable.

Item 8.   Identification and Classification of Members of the Group.

  Not applicable.

Item 9.   Notice of Dissolution of Group.

  Not applicable.

Item 10.  Certification.

  Not applicable.

  CUSIP NO. 550818 10 8               13G                   Page 12 of 14 pages


                                   SIGNATURE


  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              CMG@Ventures I, LLC
                              By: CMG@Ventures, Inc., its Managing Member


Dated:  February 11, 1999     /s/ William Williams II
                              --------------------------------------------
                              William Williams II
                              Assistant Secretary


                              CMG@Ventures, Inc.


Dated:  February 11, 1999     /s/ William Williams II
                              ---------------------------------------------
                              William Williams II
                              Assistant Secretary


                              CMG@Ventures Capital Corporation


Dated:  February 11, 1999     /s/ William Williams II
                              ---------------------------------------------
                              William Williams II
                              Assistant Secretary


                              CMGI, INC.


Dated:  February 11, 1999     /s/ William Williams II
                              ---------------------------------------------
                              William Williams II
                              Assistant Secretary



Dated:  February 11, 1999     /s/ David S. Wetherell
                              ------------------------------------------
                              David S. Wetherell

  CUSIP NO. 550818 10 8               13G                   Page 13 of 14 pages

                                   EXHIBIT A

                            DIRECTORS OF CMGI, Inc.


     David S. Wetherell, Chairman of the Board, President, Chief Executive Officer, and Secretary

     John A. McMullen, Director

     Craig D. Goldman, Director

     Robert J. Ranalli, Director

     William H. Berkman, Director


                     PROFIT MEMBERS OF CMG@VENTURES I, LLC

     David S. Wetherell

     Guy M. Bradley

     Jonathan D. Callaghan

     Andrew J. Hajducky III

     Peter H. Mills

  CUSIP NO. 550818 10 8               13G                   Page 14 of 14 pages


EXHIBIT B

                           JOINT FILING AGREEMENT OF
                              CMG@Ventures I, LLC,
                              CMG@Ventures, Inc.,
                       CMG@Ventures Capital Corporation,
                                 CMGI, Inc. and
                               David S. Wetherell

  The undersigned persons agree and consent under Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as of the date set forth below, to the joint filing on their behalf of the Schedule 13G to which this Exhibit is attached, in connection with their beneficial ownership of the common stock of Lycos, Inc. at December 31, 1998 and agree that such statement is filed on behalf of each of them.

                            CMG@Ventures I, LLC
                            By CMG@Ventures, Inc. Managing Member

Dated:  February 11, 1999   /s/ William Williams II
                            -----------------------
                            William Williams II
                            Assistant Secretary

                            CMG@Ventures, Inc.

Dated:  February 11, 1999   /s/ William Williams II
                            -----------------------
                            William Williams II
                            Assistant Secretary

                            CMG@Ventures Capital Corporation

Dated:  February 11, 1999   /s/ William Williams II
                            -----------------------
                            William Williams II
                            Assistant Secretary


                            CMGI, INC.

Dated:  February 11, 1999   /s/ William Williams II
                            -----------------------
                            William Williams II
                            Assistant Secretary



Dated:  February 11, 1999   /s/ David S. Wetherell
                            ----------------------
                            David S. Wetherell